File No. 70-9047

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              ----------------------------------------------------

                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
               (Name of company or companies filing this statement
                   and address of principal executive offices)


                                  Gail A. Siart
                                    Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-5389


Item 1. DESCRIPTION OF PROPOSED TRANSACTION

     A. Request for Authority for the Company to Guarantee Unitil Realty Corp.'s Obligations Under a Long-term Note Purchase Agreement

     Unitil Corporation, a New Hampshire corporation (the "Company"), and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby files this Amendment No. 2 to its Declaration on Form U-1 (File No. 70-9047) (the "Declaration") seeking authorization from the Securities and Exchange Commission (the "Commission") under Section 12 of the Act and Rule 45 thereunder in connection with the Company's guarantee of the obligations of its subsidiary, Unitil Realty Corp. ("Unitil Realty"), under a long-term Note Purchase Agreement to be entered into for the permanent financing of the new corporate office facility.

     The Company's former corporate headquarters in Exeter, New Hampshire was taken by eminent domain by the State of New Hampshire in February, 1995, necessitating relocation to a new corporate headquarters. In August 1996, Unitil Realty completed construction of a new corporate office facility in Hampton, New Hampshire (the "Facility") at a cost of approximately $9,000,000. The Facility consists of a 42,000 square foot Class A office building, a 400 square foot maintenance facility, and a parking lot for approximately 200 cars, all situated on a 12.2 acre tract of land in the Liberty Lane business park in Hampton, New Hampshire. Unitil Service, the Company's service company subsidiary, is the only tenant of the Facility.

     Unitil Service occupied the Facility in August, 1996, and is currently paying rent under the terms of the 1987 lease governing its lease of the former office building, as amended. The 1987 lease provides for payment by Unitil Service to Unitil Realty at cost. Unitil Realty and Unitil Service have now negotiated a new long-term lease for the Facility (the "1996 Lease"). The 1996 Lease provides for payment by Unitil Service to Unitil Realty at cost, in accordance with the Act and the rules promulgated thereunder. The term of the 1996 Lease is 20 years from the date of execution, which is expected to be on or about June 15, 1997. Unitil Service also will have the right to extend the term of the lease in accordance with the terms of the 1996 Lease. (A draft form of the 1996 Lease is attached as Exhibit B-1.)

     Unitil Realty has received a commitment from American United Life Insurance Company ("American United") to provide long-term debt financing for the Facility totaling $7,500,000 (the "Financing") at an annual interest rate of 8.00%. The Financing will replace the short-term borrowings through which Unitil Realty is currently financing a portion of its ownership of the Facility as authorized by the Commission (HCAR No. 35-26328, July 11, 1995), and provide permanent financing for the Facility. The term of the Financing is 20 years, and will be amortized based on level monthly principal and interest payments over the 20 year life of the loan (self-liquidating). (A copy of the commitment letter between American United, the Company and Unitil Realty is attached as Exhibit B-2.)

     In order for Unitil Realty to obtain the most favorable financing rate, American United requires that the Company guarantee Unitil Realty's obligations under the Note and Note Purchase Agreement (the "Guarantee"). The Guarantee covers Unitil Realty's obligations under the Note and Note Purchase Agreement. Under the Note Purchase Agreement, Unitil Realty is obligated to pay a fixed monthly principal and interest payment to American United. The estimated aggregate net present value of the payments and other obligations under the Note and Note Purchase Agreement does not exceed $12,000,000.

     The Company hereby requests authorization from the Commission to issue a guarantee to American United of Unitil Realty's obligations under the Note and Note Purchase Agreement in an amount up to $12,000,000, in connection with the Financing of the Facility.

     The Note and Note Purchase Agreement guaranteed by the Company will be used solely for financing of a portion of Unitil Realty's ownership of the Facility. The Facility is presently the only asset owned and operated by Unitil Realty and the entire Facility is leased to Unitil Service, at cost, under the 1996 Lease. Under the provisions of the 1996 Lease, the actual costs of owning and operating the Facility flow through directly to Unitil Service as monthly rent payments. These rent payments cover the cost of the Note, return on equity capital and certain other expenses such as utilities, insurance, property taxes, repairs and maintenance. Correspondingly, Unitil Service receives the economic benefits of reduced financing costs, book/tax timing differences and other items which directly or indirectly impact (i.e., reduce) the costs of Unitil Realty's ownership of the Facility.

     B. Involvement of UNITIL System Companies with Exempt Wholesale Generators and Foreign Utility Companies

     Neither the Company nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used by the Company nor any subsidiary thereof to acquire any securities of, or any interest in, an EWG or a FUCO. Moreover, neither the Company nor any subsidiary thereof is, or as a consequence of the proposed transaction will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction agreement with any EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. All applicable requirements of Rule 53(a)-(c), 17 C.F.R. ss.250.53(a), (b) and (c) are satisfied as required by Rule 54 and, in any event, the Company does not own any interest in any EWG or FUCO.

Item 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Company expected to be paid or incurred, directly or indirectly, in connection with the guarantee described in this Declaration are estimated as follows:

     Legal fees..........................................$5,000

Item 3.  APPLICABLE STATUTORY PROVISIONS

     The Company considers that acting as guarantor for the obligations of Unitil Realty as set forth in Item 1 hereof is subject to Sections 12(b) and 12(f) of the Act and Rule 45 thereunder. Unitil Realty is not seeking approval for the permanent financing of the Headquarters, pursuant to the exemption in Rule 52(b).

     It is expected that the proposed transaction will be carried out in accordance with procedure specified in Rule 23 and pursuant to an order of the Commission in respect thereto.

     To the extent that the transactions described in this Declaration are considered by the Commission to require authorization, approval or exemption under any section of the Act or the rules thereunder other than those specifically referred to in this Declaration, the Company hereby requests such authorization, approval or exemption.

Item 4.  REGULATORY APPROVALS

     The proposed transaction is not subject to the jurisdiction of any state commission or any federal commission other than the Commission.

Item 5.  PROCEDURE

     On May 23, 1997, the Commission issued the requisite notice under Rule 23 with respect to the filing of this Declaration.

     It is submitted that a recommended decision by a hearing officer or other responsible officer of the Commission is not necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  EXHIBITS AND FINANCIAL STATEMENTS

         a.    Exhibits

         B-1 Draft Form of Lease between Unitil Realty and Unitil Service (previously filed)

         B-2 Letter of Financing Commitment from American United (previously filed)

         F-1   Opinion of Counsel (previously filed)

         G-1   Financial Data Schedule (previously filed)

         H-1   Proposed Form of Public Notice (previously filed)

         b.    Financial Statements

         (1)   Unitil Corporation and Subsidiary Companies
               Consolidated Balance Sheets, March 31, 1997
               (incorporated by reference to the Form 10-Q of Unitil Corp. filed on May 14, 1997 (File No. 1-8858))

         (2)   Unitil Corporation and Subsidiary Companies
               Consolidated Statements of Earnings, March 31,
               1997 (incorporated by reference to the Form 10-Q
               of Unitil Corp. filed on May 14, 1997 (File No. 1-
               8858))

         (3) Unitil Corporation and Subsidiary Companies Notes to Consolidated Financial Statements (incorporated by reference to the Form 10-Q of Unitil Corp. filed on May 14, 1997 (File No. 1-
               8858))

Item 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Declaration involve a "major Federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. None of the transactions that are the subject of this Declaration will result in changes in the operation of the company that will have an impact on the environment. The Company is not aware of any Federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this Declaration.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Unitil Corporation

                                                 By:  /s/ Gail A. Siart
                                                      Gail A. Siart
                                                      Secretary and Treasurer
                                                      Unitil Corporation


Date:  July 2, 1997